ORBIS

Warszawa , 2004-01-26

United States Securities
and Exchange Commission
Washington D.C. 20549
USA

04012659

Ref.: 82-5025

Dear Sirs,

Please find enclosed the text of the Current report no 1/2004.
Best regards

Krzysztof Gerula

Vice-President

SUPPL

PROCESSED
FEB 13 2004
THOMSON FINANCIAL

SEC MAIL RECEIVED
FEB 06 2004
WASH. D.C.

Current report no 1/2004

Acting pursuant to Appendix No 1 to Resolution adopted by the Orbis' Management Board on January 20, 2004, Orbis S.A. hereby informs of the dates in 2004 on which its periodical financial reports will be made available to the Securities and Exchanges' Commission, to the stock exchange and to the Polish Press Agency (PAP):

1. Quarterly reports:

Report for the first quarter of 2004	April 29, 2004
Report for the second quarter of 2004	July 29, 2004
Report for the third quarter of 2004	November 4, 2004
Report for the fourth quarter of 2004	February 10, 2005

2. Quarterly consolidated reports:

Report for the first quarter of 2004	May 17, 2004
Report for the second quarter of 2004	August 13, 2004
Report for the third quarter of 2004	November 15, 2004
Report for the fourth quarter of 2004	February 28, 2005

3. Semi-annual report:

Report for the first 6 months of 2004	August 31, 2004

4. Semi-annual consolidated report:

Report for the first 6 months of 2004	October 29, 2004

5. Annual report:

Annual report for the year 2004	March 31, 2005

6. Annual consolidated report:

Annual consolidated report for the year 2004	April 29, 2005